UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The9 Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

88337K302**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each representing thirty Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 88337K302

1.	Names of Reporting Persons. Jianping Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 58,384,516 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 58,384,516 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,384,516 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.9% of Class A Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 88337K302

1.	Names of Reporting Persons. JPKONG LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,801,786 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 49,801,786 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,801,786 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6% of Class A Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 88337K302

1.	Names of Reporting Persons. Wlyl Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,582,730 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,582,730 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,582,730 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3% of Class A Ordinary Shares (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

The9 Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

Item 2(a).	Name of Person Filing:

Jianping Kong

JPKONG LTD.

Wlyl Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Jianping Kong

30th Floor, Dikaiyinzuo

No. 29, East Jiefang Road,

Hangzhou, Zhejiang

People’s Republic of China

JPKONG LTD.

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town, Tortola

British Virgin Islands

Wlyl Ltd.

Vistra Corporate Services Centre

Wickhams Cay II, Road Town, Tortola, VGI110

British Virgin Islands

Item 2(c).	Citizenship:

Mr. Jianping Kong is a citizen of People’s Republic of China.

The place of organization of JPKONG LTD. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The place of organization of Wlyl Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VGI110, British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.01 per share (the “Class A Ordinary Shares”)

Item 2(e).	CUSIP No.:

The CUSIP Number is 88337K302. This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing thirty Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2021:

Reporting Person	Amount beneficially owned:	Percent of class(1) (2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jianping Kong	58,384,516 Class A Ordinary Shares (3)	8.9%	58,384,516 Class A Ordinary Shares (3)	0	58,384,516 Class A Ordinary Shares (3)	0
JPKONG LTD.	49,801,786 Class A Ordinary Shares (4)	7.6%	49,801,786 Class A Ordinary Shares (4)	0	49,801,786 Class A Ordinary Shares (4)	0
Wlyl Ltd.	8,582,730 Class A Ordinary Shares (5)	1.3%	8,582,730 Class A Ordinary Shares (5)	0	8,582,730 Class A Ordinary Shares (5)	0

(1)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on (1) 610,467,611 Class A Ordinary Shares outstanding immediately after the completion of the Issuer’s offering on November 24, 2021 as reported by the Issuer in its prospectus supplement on Form 424b5 filed with the Securities and Exchange Commission on November 24, 2021 and (2) the number of ordinary shares such reporting person has the right to acquire upon exercise of warrant.

(2)

The percentage of ownership on an as-converted basis for each reporting person is 8.7%, 7.4% and 1.3%, calculated based on (1) 610,467,611 Class A Ordinary Shares and 13,607,334 Class B ordinary shares outstanding immediately after the completion of the Issuer’s offering on November 24, 2021 as reported by the Issuer in its prospectus supplement on Form 424b5 filed with the Securities and Exchange Commission on November 24, 2021 and (2) the number of ordinary shares such reporting person has the right to acquire upon exercise of warrant.

(3)

Includes (1) 3,603,600 Class A ordinary shares directly held by JPKONG LTD., (2) 46,198,186 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by JPKONG LTD, and (3) 8,582,730 Class A Ordinary Shares held by Wlyl Ltd. in the form of ADSs. JPKONG LTD and Wlyl Ltd. are both wholly owned and controlled by Mr. Jianping Kong.

(4)

Includes (1) 3,603,600 Class A ordinary shares directly held by JPKONG LTD. and (2) 46,198,186 Class A ordinary shares issuable upon the exercise of warrants exercisable pursuant to the terms and conditions specified in the Purchase Agreement held by JPKONG LTD. JPKONG LTD is wholly owned and controlled by Mr. Jianping Kong.

(5)	Includes 8,582,730 Class A Ordinary Shares held by Wlyl Ltd. in the form of ADSs. Wlyl Ltd. is wholly owned and controlled by Mr. Jianping Kong.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

JPKONG LTD.

By:	/s/ Jianping Kong
Name: Jianping Kong
Title: Director

Wlyl Ltd.

By:	/s/ Jianping Kong
Name: Jianping Kong
Title: Director

Jianping Kong

By:	/s/ Jianping Kong

LIST OF EXHIBITS

Exhibit 99.1* — Joint Filing Agreement dated November 17, 2021 by and among the Reporting Persons

*	Previously filed.